SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 3)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, stated value $0.10 per share

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

Brian Kahn

Chairman of the Board of Directors

and

Gerald R. Dinkel

President and Chief Executive Officer

White Electronic Designs Corporation

3601 East University Drive

Phoenix, Arizona 85034

(602) 437-1520

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Bradley L. Finkelstein, Esq.

Nathaniel P. Gallon, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (as previously filed with the SEC, and as the same has been amended and supplemented to date, and may be further amended or supplemented from time to time, the “Schedule 14D-9”) by White Electronic Designs Corporation, an Indiana corporation (the “Company”), relating to the offer (the “Offer”) by Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated March 31, 2010 (as previously filed with the SEC, and as the same has been amended and supplemented to date and may be further amended and supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Shares”), of the Company, at a purchase price of $7.00 per Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9, and all page references in the information set forth below refer to those in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 3. Past Contracts, Transaction, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

1.	The following paragraph and table are inserted after the first paragraph of the section entitled, “Consideration for Restricted Stock” on Page 4:

“The following table lists the number of shares of Company Restricted Stock that each director holds and the amount of consideration that each will receive in connection with the acceleration of the Company Restricted Stock as of March 26, 2010:”

Name	Number of Shares of Company Restricted Stock	Consideration Received in Connection with Acceleration of Company Restricted Stock
Jack A. Henry	17,500	$122,500
Brian R. Kahn	25,000	$175,000
Melvin L Keating	25,000	$175,000
Kenneth J. Krieg	22,500	$157,500
Paul D. Quadros	17,500	$122,500
Thomas J. Toy	17,500	$122,500

2.	The following paragraph is inserted after the first paragraph of the section entitled, “Change in Control” on Page 5:

“Mr. Dinkel holds an option to purchase 200,000 shares of Common Stock (the “Dinkel Option”), a portion of which is currently unvested. Pursuant to the terms of the Dinkel Agreement

(and as further described in the table below entitled “Potential Payments upon Termination In Connection with a Change in Control”), the Dinkel Option will fully vest as of the Acceptance Date. Upon the completion of the Merger, Mr. Dinkel will receive a payment of $590,000 as the result of the Dinkel Option, of which shares worth $491,672 (as of March 31, 2010) will vest upon the successful consummation of the Offer. If Mr. Dinkel is terminated after the completion of the Merger, and such termination is without Cause or is for Good Reason, the total value of the payments that Mr. Dinkel will receive in connection with the sale of the Company is $1,385,000. This amount represents Mr. Dinkel’s potential severance payment ($770,000), the estimated value of his continued employment benefits ($25,000) and the value of the shares he received pursuant to the Dinkel Option ($590,000). See the table below entitled “Potential Payments upon Termination In Connection with a Change in Control” for further information.”

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

1.	The second paragraph of the section entitled “Background” on page 13 is amended and restated as follows:

“In September 2008, the Company established a Strategic Alternatives Committee of its Board of Directors, comprised of Tom Toy and Paul Quadros, to evaluate a range of strategic alternatives for the Company, including the Company continuing as an independent public company, merging with or acquiring another public or private defense electronics company, or being acquired by a strategic or financial investor. Mr. Toy and Mr. Quadros were appointed to this committee on the basis of their tenure on the Board and their years of industry experience, including with other public companies, and that they were independent with respect to consideration of all of the potential alternatives being considered. The Committee engaged Jefferies & Company, Inc. (“Jefferies”) to act as financial advisor in connection with its review. Jefferies had previously been engaged to act as financial advisor to the Company in August 2007, and the Committee amended and restated the engagement letter with Jefferies in November of 2008. Brian Kahn, the Company’s current Chairman of the Board, was added to the Committee in February 2009 in connection with his appointment to the Board, on the basis of Mr. Kahn’s knowledge of the industry and experience with public companies in the context of strategic transactions. The Company solicited a broad universe of domestic and international industry participants and private equity sources, including Microsemi through Jefferies in or around May 2009. During the course of such process Jefferies contacted on behalf of the Company more than 75 potential buyers during February and March of 2009, seven of which were financial sponsors and the remainder of which were potential strategic buyers. In evaluating the potential strategic buyers, the Company and Jefferies considered a number of factors, including core strategic fit, acquisition orientation and the ability of the candidates to consummate a transaction from a financial standpoint. The Company conducted substantive discussions with the seven financial sponsors and 13 potential strategic buyers regarding possible synergies between its business and those of the potential buyers and the structure and general terms of proposed transaction. Based on those discussions, the Company received seven indications of interest, and ultimately four parties were invited to the Company's Phoenix, Arizona headquarters for management presentations. Following those presentations and further due diligence activities and discussions one final offer was received by the Company. After reviewing the final offer, in June 2009, the Board determined, based upon the recommendation of the Strategic Alternatives Committee, that in light of the alternatives identified by the process, the Company and its shareholders would likely realize the most long-term value by hiring a new CEO to execute the Company’s stand-alone strategy and focus on its core defense electronics market. As a result of this decision, the Company terminated the engagement of Jefferies. On August 12, 2009, the Company announced that Gerald Dinkel was appointed as President and Chief Executive Officer.”

2.	The following sentences are inserted at the end of the third paragraph on page 15:

“Mr. Keating was selected for this role on the basis of his knowledge of the Company’s operating activities, his capacity to devote substantial efforts to the duties associated with this role, including being physically present at the Company’s headquarters for regular meetings and lengthy negotiations, and his relevant industry experience, including prior service on the board of directors of a number of companies during the acquisition process. At this time, the proposals were not referred to the former Strategic Alternatives Committee because the committee had already fulfilled its mandate of evaluating a range of possible transactions, and the Board had previously determined that a majority of the directors were independent with respect to evaluation and approval of a potential transaction and other alternatives being considered. The Board therefore determined that retaining full Board oversight over the process, with Mr. Keating supervising the execution of day-to-day activities with respect to the Company’s discussions and due diligence activities with the potential acquirors and providing updates regarding the same to the Board, would be in the Company’s best interests.”

3.	The following sentences are inserted after the first sentence of the fifth paragraph on page 15:

“This meeting was arranged by Party B for the purpose of discussing new strategic opportunities for Party B’s business and to inquire further as to the current state of the Company’s business and opportunities. The proposed transaction put forward by Party B during these discussions was to be one of several acquisitions being considered by Party B in the manufacturing space.”

4.	The following sentence is inserted at the end of the fourth paragraph on page 16:

“These other potentially interested parties were selected based on the Company’s and Jefferies’ familiarity with the industry and industry participants, the Company’s peers and competitors, the prior contact that representatives of the Company or Jefferies had made with certain of these parties, the perceived ability of these parties to put forward a credible, competing offer, the health and viability of their businesses, and other relevant factors.”

5.	The first paragraph under the section entitled “Discounted Cash Flow Analysis” is amended and restated as follows:

“Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of White Electronic Designs through the calendar year ending December 31, 2014 using White Electronic Designs management’s financial projections, discount rates ranging from 15.0% to 17.0%, and perpetual growth rates of free cash flow after calendar year 2014 ranging from 2.0% to 3.0%. For purposes of the discounted cash flow analyses, free cash flow was calculated as tax-effected earnings before interest and taxes, or EBIT, plus depreciation and amortization, less capital expenditures and changes in working capital. To determine the implied total equity value for White Electronic Designs, Jefferies added cash and cash equivalents to the implied enterprise value for White Electronic Designs. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per Share of approximately $6.51 to $7.04, compared to the consideration of $7.00 per Share.”

6.	The third paragraph under the section entitled “Discounted Cash Flow Analysis” is amended and restated as follows:

“As described above, White Electronic Designs instructed Jefferies to consider the risks and uncertainties of achieving White Electronic Designs’ financial forecasts and the possibility that such forecasts would not be realized. In this regard, Jefferies performed a sensitivity analysis with respect to the discounted cash flow analyses to illustrate the effect of different assumptions for changes in projected annual revenue growth and projected annual EBIT margins from such forecasts. For purposes of this analysis, Jefferies assumed a discount rate of 16.0%, a perpetuity growth rate of 2.5% and an exit multiple of 7.5x, which were the mid-points of the discount rate ranges, perpetuity growth rate ranges and exit multiple ranges utilized in the analyses summarized above. The sensitivity adjustments to the projected annual revenue growth rates for fiscal year 2011 ranged from approximately 11% to 44%. In the years following fiscal year 2011, Jefferies assumed consistent revenue growth with White Electronic Designs’ projections for fiscal year 2012 through fiscal year 2015. The sensitivity adjustments to the projected annual EBIT margin for fiscal year 2011 ranged from 7.3% to 18.0%. Jefferies assumed fiscal year 2012 margin improvement of 3.45% per White Electronic Designs projections in all cases and held constant across projected periods after fiscal year 2012. This sensitivity analysis resulted in a range of implied present values of $4.15 to $6.76 per Share using the perpetuity growth rate method and a range of implied present values of $5.43 to $8.98 per Share using the exit multiple method.”

7.	The first paragraph under the section entitled “Premiums Paid Analysis” is amended and restated as follows:

“Using publicly available information, Jefferies analyzed the premiums offered in all merger and acquisition transactions announced over the past five years having an enterprise value under $500 million, representing a total of 823 transactions.”

8.	The seventh paragraph under the section entitled “Premiums Paid Analysis” is amended and restated as follows:

“Jefferies has, in the past, provided services to White Electronic Designs and the Strategic Alternative Committee as summarized above under Item 4(b) of this Schedule under the caption “Background”, and may continue to do so and may receive fees for the rendering of such services. Jefferies did not receive any fees in connection with any such prior services rendered to White Electronic Designs. Jefferies has not provided any services to Microsemi during the past two years. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to White Electronic Designs, Microsemi or entities that are affiliated with White Electronic Designs or Microsemi, for which it would expect to receive compensation.”

Item 5. Person/Assets, Retained, Employed, Compensated Or Used.

Item 5 is hereby amended and supplemented to amend and restate the second paragraph of Item 5 as follows:

“Jefferies & Company. The Board of Directors selected Jefferies as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated March 15, 2010, the Company engaged Jefferies to act as its financial advisor in connection with the possible sale of White Electronic Designs. Pursuant to this letter agreement, the Company has agreed to pay Jefferies a fee for its services in the aggregate amount of approximately $2.0 million, of which $1.0 million became payable upon delivery of Jefferies’ opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse Jefferies for expenses incurred. The Company also has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.”

Item 8. Additional Information.

Item 8 is hereby amended and supplemented to amended and restate the section entitled, “Shareholder Class Action Litigation” (which was inserted into Item 8 pursuant to Amendment No. 1 to the Schedule 14d-9, filed with the SEC on April 8, 2010) as follows:

“Shareholder Class Action Litigation. On April 6, 2010, Capgrowth Group filed a putative class action lawsuit in the Marion County Circuit/Superior Court, Marion County, Indiana. Capgrowth Group alleges that it is a shareholder of the Company and purports to bring the lawsuit on behalf of itself and all other shareholders of the Company. The complaint names as defendants Brian R. Kahn, Jack A. Henry, Melvin L. Keating, Kenneth J. Krieg, Paul D. Quadros, Thomas J. Toy, Gerard R. Dinkel, the Company, Purchaser, and Parent. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing the Company to enter into the Merger Agreement, that the Company, Purchaser, and Parent aided and abetted the alleged breaches of fiduciary duty. The complaint also alleges that the Company’s Schedule 14D-9 contained inadequate disclosures. Among other relief, the complaint seeks unspecified compensatory and rescissory damages, and interest, attorneys’ fees, expert fees and other costs.

On April 7, 2010, Greg Labonte filed a similar putative class action lawsuit in the Marion County Superior Court, Marion County, Indiana. Labonte also alleges that he is a shareholder of the Company and purports to bring the lawsuit on behalf of himself and all other Company shareholders. Labonte’s complaint names the same defendants as those named in the lawsuit brought by Capgrowth Group. Labonte’s complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing the Company to enter into the Merger Agreement, that the Company, Purchaser, and Parent aided and abetted the alleged breaches of fiduciary duty, and that the Company’s Schedule 14D-9 contained inadequate disclosures. Among other relief, Labonte’s complaint seeks an injunction against, or rescission of, the proposed transactions, unspecified compensatory and rescissory damages, and costs and attorneys’ and expert fees. The Labonte action was subsequently consolidated with the Capgrowth action by the Marion County Superior Court.

On April 9, 2010, a putative class action complaint was filed by IRA for Larry Rosenzweig, a purported shareholder of the Company, on behalf of Mr. Rosenzweig and all other Company shareholders in the Superior Court of Arizona for Maricopa County raising substantially the same claims and seeking similar relief to that sought by plaintiffs Capgrowth and Labonte. Mr. Rosenzweig, Capgrowth and Mr. Labonte are referred to collectively as the “Plaintiffs.”

On April 22, 2009, the parties to the Indiana action and the Arizona action (collectively, the “Actions”) entered into a memorandum of understanding (the “Memorandum of Understanding”) reflecting an agreement-in-principle to settle both Actions on terms and conditions set forth in the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, the Company agreed to make certain additional disclosures that are included in this Amendment No. 3, and

Plaintiffs, in turn, agreed to dismiss the Actions and release all claims and actions relating to the proposed transaction. In addition, the defendants agreed to pay or cause to be paid to Plaintiffs attorneys fees and expenses in an amount to be ordered by the Court but not to exceed $590,000 for the Actions. The settlement is subject to, among other things, final court approval and consummation of the Offer.

The settlement will not affect the amount of the Offer Price or the Merger Consideration.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they engaged in any wrongdoing. The defendants entered into the Memorandum of Understanding to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WHITE ELECTRONIC DESIGNS CORPORATION

By:	/S/ GERALD R. DINKEL
GERALD R. DINKEL
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: April 22, 2010